ALIGNVEST
ACQUISITION CORPORATION

(the "Corporation")

CLASS B SHARES
FORM OF PROXY ("Proxy")
Special Meeting
January 24, 2017, at 10:00 a.m. (Toronto time)
Stikeman Elliott LLP, 199 Bay Street,
Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9
(the "**Meeting**")

RECORD DATE: December 20, 2016
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: 10:00 a.m. (Toronto time) on January 20, 2017

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Reza Satchu, President, Chief Executive Officer and Director** of the Corporation, whom failing **Sanjil Shah, Chief Financial Officer** of the Corporation (the "**Management Nominees**"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

Resolution	FOR	AGAINST
1. Arrangement Resolution The resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" attached to the accompanying Management Information Circular (the "Circular"), to approve: (i) a plan of arrangement (the "Arrangement") involving the Corporation and Trilogy International Partners LLC ("Trilogy") pursuant to section 182 of the Business Corporations Act (Ontario), as amended, and the terms of an arrangement agreement entered into between the Corporation and Trilogy dated November 1, 2016 (as amended on December 20, 2016) involving the acquisition by the Corporation, directly or indirectly, of all of the voting interest and a significant economic equity interest in Trilogy (the foregoing being intended to qualify as the Corporation's "qualifying acquisition" under Part X of the TSX Company Manual); and (ii) the issuance of up to 12,833,333 Class B shares of Alignvest ("Class B Shares") (representing 38.3% of all current issued and outstanding Class B Shares and Class A restricted voting shares of Alignvest, collectively, the "AQX Shares") pursuant to the Arrangement (plus the amount of any redemptions of Class A Restricted Voting Shares), including: (A) up to approximately U.S.$21.2 million of Class B Shares, representing approximately 2,833,333 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to Alignvest Partners Master Fund LP pursuant to the Alignvest Sponsor Equity Investment (as defined in the Circular) and (B) up to U.S.$75 million of Class B Shares, representing up to 10,000,000 Class B Shares (assuming an exchange rate of U.S.$0.75 to C$1.00) to subscribers pursuant to the Alignvest Additional Subscriptions (as defined in the Circular), of which approximately U.S.$40.4 million of Class B Shares, representing approximately 5,391,667 Class B Shares, have currently been subscribed for (provided that, in each case, if the assumed exchange rate changes, the number of Class B Shares so issued will change accordingly); all as more particularly described in the Circular, is hereby authorized and approved.	☐	☐
2. DSU Plan Resolution The adoption by the Corporation of a deferred share unit plan (the "DSU Plan"), a copy of which plan is set out in Appendix "H" to the Circular, and as more particularly described in the Circular (the "DSU Plan Resolution") is authorized and approved.	☐	☐
3. RSU Plan Resolution The adoption by the Corporation of a restricted share unit plan (the "RSU Plan"), a copy of which plan is set out in Appendix "J" to the Circular, and as more particularly described in the Circular (the "RSU Plan Resolution") is authorized and approved.	☐	☐
4. Insider Subscriptions Resolution The potential issuance of Class B Shares representing over 10% of the issued and outstanding AQX Shares to certain insiders (as defined in the Securities Act (Ontario)) of the Corporation (to the extent such potential issuance exceeds 10%) pursuant to the Alignvest Sponsor Equity Investment and certain of the Alignvest Additional Subscriptions, as more particularly described in the Circular (the "Insider Subscriptions Resolution") is authorized and approved.	☐	☐
5. Continuance Resolution The continuance of Alignvest from the laws of the Province of Ontario to the laws of the Province of British Columbia, as more particularly described in the Circular (as amended), is authorized and approved.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

9. Guidelines for proper execution of proxy available at www.stac.ca. Please refer to the Proxy Protocol

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